Exhibit 3.1.2

FILED SECRETARY OF STATE SAM REED OCTOBER 11, 2011 STATE OF WASHINGTON	ARTICLES OF AMENDMENT OF AMERICAN BREWING COMPANY, INC.

    I.  Name:  AMERICAN BREWING COMPANY, INC.

    II. Amendment.  Article IV. A. of the Articles of Incoproation shall be changed to authorize voting common stock of One Hundred Thousand (100,000) shares and to authorize nonvoting common stock of One Hundred Thousand (100,000) shares.

    III.  Effective:  This amendmnet is effective upon the filing of these Articles of Amendment.

    IV.  Adopted.  This amendment was adopted by the Board of Directors and all voting Shareholders on        Oct. 10     , 2011.

    IV.  Authority.  The Board of Directors and all voting Shareholders approved the amendment herein pursuant to RCW 23B.10 030.

    APPROVED AND CONSENTED TO the   10th  day of     October    , 2011.

         /s/ NEIL FALLON
          NEIL FALLON, Sole Director and Sole Voting Shareholder

ARTICLES OF AMENDMENT OF AMERICAN BREWING COMPANY, INC.